Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

FOR THE YEAR 2017

AND

PAYMENT OF THE FINAL DIVIDENDS

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) is pleased to announce that the annual general meeting of the Company for the year 2017 (the “AGM”) was held in Beijing at 9 a.m. on 5 June 2018 and the resolutions set out below were duly passed.

The Board also wishes to notify Shareholders of details relating to the payment of the final dividends for the year ended 31 December 2017.

Resolutions Passed at the Annual General Meeting for the Year 2017

We refer to the notice of the AGM of the Company dated 18 April 2018 (the “Notice”) and the circular of the Company dated 18 April 2018 in relation to the AGM (the “Circular”), respectively. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.

The Board is pleased to announce that the AGM was held at Swissotel Beijing, Hong Kong Macau Center, 2 Chaoyangmen North Street, Dongcheng District, Beijing, the PRC at 9 a.m. on 5 June 2018 by way of physical meeting.

The meeting was convened by the Board, and was chaired by Mr. Wang Yilin, Chairman of the Company. Some of the Company’s Directors and Supervisors, as well as secretary to the Board, attended the AGM. Other relevant members of the senior management were also present at the AGM. The AGM was legally and validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association.

At the AGM, the following resolutions were considered and approved by way of poll, and the poll results of the votes are as follows:

Resolutions		For		Against		Abstain
		Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)
1.	To consider and approve the Report of the Board of Directors of the Company for the year 2017	160,561,464,911	99.966907	13,878,792	0.008641	39,272,800	0.024452
2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2017	160,567,439,858	99.970627	7,839,845	0.004882	39,336,800	0.024491
3.	To consider and approve the Financial Report of the Company for the year 2017	160,566,418,558	99.969992	8,889,945	0.005535	39,308,000	0.024473
4.	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2017 in the amount and in the manner recommended by the Board of Directors	160,570,604,223	99.972598	5,129,380	0.003193	38,882,900	0.024209
5.	To consider and approve the authorization of the Board of Directors to determine the distribution of interim dividends for the year 2018	160,574,512,458	99.975031	1,176,945	0.000733	38,927,100	0.024236

6.	To consider and approve the appointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company, respectively, for the year 2018 and to authorize the Board of Directors to determine their remuneration	160,473,752,814	99.912297	101,373,389	0.063116	39,490,300	0.024587
7.	To consider and approve the guarantees to be provided to the subsidiaries of the Company and relevant authorization to the Board of Directors	155,879,623,511	97.051954	4,694,226,892	2.922665	40,766,100	0.025381
8.	To consider and approve, by way of special resolution, to grant a general mandate to the Board of Directors to issue and deal with domestic shares (A Shares) and/or overseas listed foreign shares (H Shares) of the Company of not more than 20% of each of its existing domestic shares (A Shares) or overseas listed foreign shares (H Shares) of the Company in issue as at the date of proposal and passing of this resolution at the AGM and determine the terms and conditions of such issue	153,721,939,909	95.708562	6,844,085,894	4.261185	48,590,700	0.030253

As the above resolutions numbered 1 to 7 were passed by a simple majority, these resolutions were duly passed as ordinary resolutions. As the above resolution numbered 8 was passed by two-thirds majority, this resolution was duly passed as a special resolution.

As at the date of the AGM:

(1)	The issued share capital of the Company and total number of Shares entitling the holders to attend and vote for or against the resolutions set out in 1 to 8 above at the AGM: 183,020,977,818 Shares comprising 161,922,077,818 A Shares and 21,098,900,000 H Shares.

(2)	Information on the Shareholders and proxies who attended and voted at the AGM is as follows:

Number of Shareholders or proxies who attended and voted at the AGM	62
Total number of voting shares of the Company held by such attending Shareholders or proxies	160,614,616,503
of which: A Shares H Shares	151,587,017,673 9,027,598,830
Percentage of such voting shares of the Company held by such attending Shareholders or proxies, as compared with the total number of voting shares of the Company (%)	87.757490%
of which: A Shares (%) H Shares (%)	82.824941% 4.932549%

(3)	There were no Shares of the Company entitling the holders to attend and vote only against the resolutions at the AGM.

(4)	The poll results were subject to scrutiny by Sun Zhe and Wang Sheng, representatives of holders of A Shares, Fu Suotang, Supervisor of the Company, Gao Yimin of King & Wood Mallesons and Hong Kong Registrars Limited. Hong Kong Registrars Limited acted as the scrutineer for the vote-counting.

Payment of the Final Dividends

The Board also wishes to notify Shareholders the details of the payment of the final dividends for the year ended 31 December 2017 are as follows:

The Company will pay final dividends of RMB0.06074 per Share (inclusive of applicable tax) for the year ended 31 December 2017. The payment shall be made to Shareholders whose names appeared on the register of members of the Company at close of business on 20 June 2018 (the “Record Date”). According to the Articles of Association of the Company, dividends payable to the Shareholders shall be declared in Renminbi, and dividends payable to holders of A Shares shall be paid in Renminbi, and for the A Shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”), dividends shall be paid in Renminbi to the accounts of the nominal shareholders through China Securities Depository and Clearing Corporation Limited (“CSDC”). Save for the H Shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H Shares shall be paid in Hong Kong Dollars. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi.

In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof. The following formula shall apply for the purpose of calculating the Hong Kong dollar equivalent of the amount of final dividends payable per H Share:

Conversation amount for final dividends per Share	=	Final dividends per Share in Renminbi
(Renminbi to Hong Kong dollars)		Average of the middle exchange rates for Renminbi to Hong Kong dollar as announced by the People’s Bank of China for the week immediately prior to 5 June 2018

The average of the middle exchange rates for Renminbi to Hong Kong dollar as announced by the People’s Bank of China for the week immediately prior to 5 June 2018, that is the date of the AGM at which the final dividends is declared, is RMB0.81742 to HK$1.00. Accordingly, the amount of final dividends payable per H Share is HK$0.07431.

According to the Law on Corporate Income Tax of the PRC and the relevant implementing rules which came into effect on 1 January 2008 and were amended on 24 February 2017, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H Shares of the Company. Any H Shares registered in the name of non-individual H Shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H Shares wish to change their Shareholder status, please consult their agent or trust institution over the relevant procedures. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information registered on the Company’s H share register of members on 20 June 2018.

According to the regulation promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for its individual H shareholders (“Individual H Shareholders”) and the Individual H Shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the Individual H Shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the Individual H Shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For Individual H Shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Circular on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties (SAT Circular [2015] No.60) (《關於發佈<非居民納稅人享受稅收協定待遇管理辦法 >的公告》(國家稅務總局公告 2015 年第 60 號)). For Individual H Shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For Individual H Shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or in other situations, the Company would withhold the individual income tax at a tax rate of 20%

The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on the Record Date and will accordingly withhold and pay the individual income tax. If the country of domicile of the Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the share registrar of the Company’s H Shares and provide relevant supporting documents on or before 4:30 p.m., 14 June 2018 (address: Hong Kong Registrars Limited, Shops 1712 – 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Individual H Shareholders do not provide the relevant supporting documents to the share registrar of the Company’s H Shares within the time period stated above, the Company will determine the country of domicile of the Individual H Shareholders based on the recorded Registered Address on the Record Date.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Notice of Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) (《財政部、國家稅務總局、證監會關於滬港股票市場交易互聯互通机制試點有關稅收政策的通知》 (財稅[2014]81 號)) which became effective on November 17, 2014, and the Notice of the Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127)(《財政部、國家稅務總局、證監會關於深港股票市場交易互聯互通机制試點有關稅收政策的通知》 (財稅［2016］127 號)), which became effective on December 5, 2016, with regard to the dividends obtained by individual mainland investors from investment in the H Shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H Shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold their income tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A Shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any tax resident of a foreign country out of the investors under the Northbound Trading Link and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

In order to determine the list of holders of H Shares who are entitled to receive the final dividends for the year ended 31 December 2017, the Company’s register of members of H Shares will be closed from 15 June 2018 to 20 June 2018 (both days inclusive) during which period no transfer of H Shares will be registered. In order to qualify for the final dividends, holders of H Shares whose transfers have not been registered must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:30 p.m. on 14 June 2018. The address of the transfer office of Hong Kong Registrars Limited is Shops 1712 – 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the final dividends declared for payment to holders of H Shares. The final dividends will be paid by the Receiving Agent on or about 26 July 2018, and will be dispatched on the same day to holders of H Shares who are entitled to receive such dividend by ordinary post and at their own risk.

Holders of A Shares are advised to note that details of paying dividends to holders of A Shares and relevant matters will be announced in due course after discussion between the Company and CSDC, Shanghai Branch.

By order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

Beijing, China

5 June 2018

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and executive director; Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.